<RESULT OF FY2009 BOARD OF DIRECTORS MEETING>

Agenda 1: Contribution Plan for POSCO Educational Foundation
1. Recipient: POSCO Educational Foundation
2. Contribution amount (KRW): 32,000,000,000
3. Others
—. Contribution amount (KRW 32,000,000,000) will be donated within this year.

Agenda 2: Treasury Stock Specific Money Trust Contract Renewal
1. Contract amount (KRW): 820,445,824,653 (Prior Renewal) / 822,200,000,000 (After Renewal)
2. Renewing contract period: May 12, 2009 ~ May 11, 2010
3. The purpose of the renewal: To stabilize stock price and to enhance the stockholders’ value
4. Trust company: Hana Bank, National Agricultural Cooperative Federation, Shinhan Bank,

Daegu Bank

5. The number of shares held by the company before renewal
—. held in the form of treasury stock : 8,255,034 (9.47%)
—. held through treasury stock trust fund : 2,361,885 (2.71%)
6. Others
—. The contract amount after renewal may change depending on the interest income until the maturity date. (May 11, 2009)